UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2
Under the Securities Exchange Act of 1934 (Amendment No. )*

Varagon Capital Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

92212L104
(CUSIP Number)

June 2, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☑    Rule 13d-1(c)
☐    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons Aflac Incorporated
2. Check the Appropriate Box if a Member of a Group (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 2,433,415
7. Sole Dispositive Power 0
8. Shared Dispositive 2,433,415
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,433,415
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 6.73%
12. Type of Reporting Person HC

1. Names of Reporting Persons. Aflac Asset Management LLC
2. Check the Appropriate Box if a Member of a Group (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 2,433,415
7. Sole Dispositive Power 0
8. Shared Dispositive 2,433,415
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,433,415
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 6.73%
12. Type of Reporting Person IA

ITEM 1.
(a)Name of Issuer:
Varagon Capital Corp.

(b)Address of Issuer's Principal Executive Offices:
299 Park Avenue
3rd Floor
New York NY 10171

ITEM 2.
(a)Name of Person Filing:
Aflac Incorporated
Aflac Asset Management LLC

(b)Address of Principal Business Office, or if None, Residence:
c/o Aflac Incorporated
1932 Wynnton Road
Columbus, Georgia 31999

(c)Citizenship:
Aflac Incorporated - Georgia
Aflac Asset Management LLC - Delaware

(d)Title of Class of Securities:
Common stock

(e)CUSIP Number:
92212L104

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. See Exhibit A.

(a)Amount beneficially owned:
2,433,415

(b)Percent of class:
6.73%

(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote
0

(ii)Shared power to vote or to direct the vote
2,433,415

(iii)Sole power to dispose or to direct the disposition of
0

(iv)Shared power to dispose or to direct the disposition of
2,433,415

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The securities as to which this Schedule is filed are owned of record by clients identified in Exhibit A directly or indirectly managed by Aflac Asset Management LLC and directly or indirectly owned by Aflac Incorporated. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Exhibit A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aflac Incorporated

June 13, 2022	/s/ June Howard
(June Howard)
Senior Vice President, Financial Services; Chief Accounting Officer

Aflac Asset Management LLC

June 13, 2022	/s/ Rebecca Amissah
(Rebecca Amissah)
Managing Director, Deputy Global Head of Investments Legal and Regulatory & Chief Compliance Officer

EXHIBIT A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Through its parent/subsidiary relationship, Aflac Incorporated may be deemed the beneficial owner of the same securities as the Item 7 listed subsidiaries and may have direct or indirect voting and/or investment discretion over 2,433,415 shares.

Through an investment management agreement, Aflac Asset Management LLC may be deemed the beneficial owner of the same securities as the Item 7 listed subsidiaries and may have direct or indirect voting and/or investment discretion over 2,433,415 shares.

ITEM 7. IDENTIFICATION/CLASSIFICATION

Aflac Incorporated is a Parent Holding Company and the direct parent of the following subsidiaries, who are the beneficial owners of the number and percentage of securities which are the subject of this filing as set forth next to their names:

Subsidiaries	Reporting Type	Number of Shares	Percentage
American Family Life Assurance Company of Columbus	IC	243,341	0.67%
Aflac Life Insurance Japan Ltd.	IC	2,190,074	6.06%

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G (the "Schedule 13G") with respect to the common stock of Varagon Capital Corporation is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

Aflac Incorporated

June 13, 2022	/s/ June Howard
(June Howard)
Senior Vice President, Financial Services; Chief Accounting Officer

Aflac Asset Management LLC

June 13, 2022	/s/ Rebecca Amissah
(Rebecca Amissah)
Managing Director, Deputy Global Head of Investments Legal and Regulatory & Chief Compliance Officer